UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Cosan Limited
(Name of Issuer)
CLASS A COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)
G25353 107
(CUSIP Number)
Mr. Rubens Ometto Silveira Mello Av. Juscelino Kubitschek, 1726 – 6th floor São Paulo, SP 04543-000, Brazil (55)(11) 3897-9797
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
N/A
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G25353 107
1.	Names of Reporting Persons. Queluz Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,234,861 – See Item 5
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,234,861 – See Item 5
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,611,111 shares of class A common stock – See Item 5
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 4.94% of class A common stock (1)
14.	Type of Reporting Person (See Instructions) HC

(1) This percentage is calculated based on 174,355,341 shares of class A common stock, par value $0.01, of the Issuer outstanding as of August 30, 2010.

CUSIP No.	G25353 107
1.	Names of Reporting Persons. Usina Bom Jesus S/A Açúcar e Álcool
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,234,861 – See Item 5
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,234,861 – See Item 5
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 255,000 shares of class A common stock – See Item 5
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 0.15% of class A common stock (1)
14.	Type of Reporting Person (See Instructions) HC

(1) This percentage is calculated based on 174,355,341 shares of class A common stock, par value $0.01, of the Issuer outstanding as of August 30, 2010.

CUSIP No.	G25353 107
1.	Names of Reporting Persons. CFV19 Participações S/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,234,861 – See Item 5
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,234,861 – See Item 5
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,661,250 shares of class A common stock – See Item 5
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 0.95% of class A common stock (1)
14.	Type of Reporting Person (See Instructions) HC

(1) This percentage is calculated based on 174,355,341 shares of class A common stock, par value $0.01, of the Issuer outstanding as of August 30, 2010.

CUSIP No.	G25353 107
1.	Names of Reporting Persons. MSAL Participações S/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,234,861 – See Item 5
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,234,861 – See Item 5
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,085,000 shares of class A common stock – See Item 5
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 0.62% of class A common stock (1)
14.	Type of Reporting Person (See Instructions) HC

(1) This percentage is calculated based on 174,355,341 shares of class A common stock, par value $0.01, of the Issuer outstanding as of August 30, 2010.

CUSIP No.	G25353 107
1.	Names of Reporting Persons. Certo Participações S/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,234,861 – See Item 5
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,234,861 – See Item 5
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,811,250 shares of class A common stock – See Item 5
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 1.04% of class A common stock (1)
14.	Type of Reporting Person (See Instructions) HC

(1) This percentage is calculated based on 174,355,341 shares of class A common stock, par value $0.01, of the Issuer outstanding as of August 30, 2010.

CUSIP No.	G25353 107
1.	Names of Reporting Persons. MSOR Participações S/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,234,861 – See Item 5
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,234,861 – See Item 5
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,811,250 shares of class A common stock – See Item 5
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 1.04% of class A common stock (1)
14.	Type of Reporting Person (See Instructions) HC

(1) This percentage is calculated based on 174,355,341 shares of class A common stock, par value $0.01, of the Issuer outstanding as of August 30, 2010.

Item 1.  Security and Issuer

No change.

Item 2.  Identity and Background

No change.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is amended and restated by the following:

Changes in beneficial ownership of the Shares covered by the Schedule 13D have occurred since the date of the filing of Amendment No. 1 to the Schedule 13D on February 25, 2010. During the period from March 8, 2010 to June 8, 2010, CFV19 sold 150,000 Shares and MSAL sold 726,250 Shares in a series of open market transactions. This Amendment No. 2 to the Schedule 13D is being filed to disclose changes in the beneficial ownership of Shares by Mr. Mello, and to disclose Mr. Mello’s entry into an agreement on August 25, 2010 (the “Agreement”) with Shell Brazil Holding B.V. (“Shell”) and Shell Overseas Holdings Limited concerning the Shares and other matters.

Item 4. Purpose of Transaction

Item 4 is amended by the addition of the following:

Changes in beneficial ownership of the Shares covered by the Schedule 13D have occurred since the date of the filing of Amendment No. 1 to the Schedule 13D on February 25, 2010. During the period from March 8, 2010 to June 8, 2010, CFV19 sold 150,000 Shares and MSAL sold 726,250 Shares in a series of open market transactions.

In connection with Mr. Mello’s entry into the Agreement, on August 25, 2010, the Issuer entered into a framework agreement (the “Framework Agreement”) between Cosan S.A. Indústria e Comércio (“Cosan”), Cosan Distribuidora de Combustíveis Ltda., Houches Holdings S.A., Shell, Shell Brasil Limitada, Shell Overseas Holdings Limited and Milimétrica Participações S.A., pursuant to which the parties to the Framework Agreement have agreed to form a proposed joint venture (the “Joint Venture”) that will produce sugar, ethanol and power as well as engage in the supply, distribution and sale of fuels.

Pursuant to the terms of the Agreement, Mr. Mello has agreed to and covenants to Shell that he will exercise the votes which he controls (i) at shareholder meetings of the Issuer and Cosan and (ii) at meetings of the board of the Issuer and Cosan (in each case to the extent consistent with his fiduciary duties) and to use his influence with the other members of the boards (in each case to the extent consistent with his or the board member’s fiduciary duties) to vote:

•
to ensure that for the period from August 25, 2010 until the fourth anniversary of the closing under the Framework Agreement (the “Closing”) Cosan retains its controlling interest in Rumo Logistica S.A. (“Rumo”), and if Cosan transfers any of its interests in Rumo or receives proceeds from an initial public offering, private placement or issuance of debt or new shares in Rumo, such proceeds are retained by Cosan and not distributed to its shareholders until the fourth anniversary of the Closing;

•	to ensure that the Issuer will not participate in any tender offer in any shares in Cosan;

•	against any resolution that if passed would result in a breach of the Framework Agreement or any of the other agreements contemplated in the Framework Agreement;

•	in favor of any resolution that if passed would result in the approval of any of the other agreements contemplated in the Framework Agreement;

•
to ensure that any proceeds paid to the Issuer and/or Cosan by (i) a third party in connection with the sale of all of the Issuer’s interest in Cosan or all of Cosan’s interest in the Joint Venture or (ii) Shell in connection with its purchase of all or part of Cosan’s interest in the Joint Venture are retained by the Issuer and/or Cosan for a period of nine months from the completion of such sale, subject to certain specified exceptions;

•	to ensure that after the lapse of the nine-month period described above, any proceeds from a sale are distributed ratably among the shareholders of the Issuer and/or Cosan; and

•	to ensure that Cosan continues to conduct active business and operations after the Closing.

Mr. Mello has also agreed to limitations, subject to certain specified exceptions, on his ability to transfer his controlling interest in the Shares and his direct and indirect interests in the Joint Venture during certain specified periods, including the period from the Closing until the sixth anniversary of the Closing. In connection with the sale of Mr. Mello’s direct or indirect controlling interest in the Joint Venture to a third party during certain specified time periods, Shell has a right of first refusal.  Additionally, Mr. Mello has agreed to certain specified limitations on reorganizations, mergers and business combinations of and involving the Issuer and/or Cosan.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, which is filed as Exhibit 1 to this Schedule 13D  and is incorporated herein by reference.

Mr. Mello is the chief executive officer and chairman of the board of directors of the Issuer and the controlling shareholder of the Reporting Persons. Each of the Shares entitles its holder to one vote. Each of the Issuer’s shares of class B common stock entitles its holder to ten votes. Mr. Mello controls 41.2% of the Issuer’s issued and outstanding share capital, and 86.1% of the Issuer’s voting power by virtue of his beneficial ownership and control of 100% of the Issuer’s class B common shares and 8.7% of the Issuer’s class A common shares.

Item 5. Interest in Securities of the Issuer

Item 5 is amended by the following:

(a) – (b)  For the purpose of Rule 13d-3 promulgated under the Exchange Act,:

(i)  Queluz beneficially owns, and has shared power to vote or dispose of 8,611,111 Shares, representing 4.94% of the outstanding Shares of the Issuer;

(ii)  Bom Jesus beneficially owns, and has shared power to vote or dispose of 255,000 Shares, representing 0.15% of the outstanding Shares of the Issuer;

(iii) CFV19 beneficially owns, and has shared power to vote or dispose of 1,661,250 Shares, representing 0.95% of the outstanding Shares of the Issuer;

(iv) MSAL beneficially owns, and has shared power to vote or dispose of 1,085,000 Shares, representing 0.62% of the outstanding Shares of the Issuer;

(v)  Certo beneficially owns, and has shared power to vote or dispose of 1,811,250 Shares, representing 1.04% of the outstanding Shares of the Issuer; and

(vi)  MSOR beneficially owns, and has shared power to vote or dispose of 1,811,250 Shares, representing 1.04% of the outstanding Shares of the Issuer.

Except as set forth in this Item 5(a), none of the Reporting Persons and, to the best of its knowledge, any persons named in Schedule A hereto owns beneficially any Shares.

(c)  Changes in beneficial ownership of the Shares covered by the Schedule 13D have occurred since the date of the filing of Amendment No. 1 to the Schedule 13D on February 25, 2010. During the period from March 8, 2010 to June 8, 2010, CFV19 sold 150,000 Shares and MSAL sold 726,250 Shares in a series of open market transactions.

(d)  Inapplicable.

(e)  Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No change.

Item 7. Material to be Filed as Exhibits

Exhibit 1: Agreement dated August 25, 2010 between Rubens Ometto Silveira Mello, Shell Brazil Holding B.V. and Shell Overseas Holdings Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QUELUZ HOLDINGS LIMITED

August 30, 2010
Date

/s/ Rubens Ometto Silveira Mello
Signature
Rubens Ometto Silveira Mello / President
(Name/Title)

USINA BOM JESUS S/A AÇÚCAR E ÁLCOOL

August 30, 2010
Date

/s/ Rubens Ometto Silveira Mello
Signature
Rubens Ometto Silveira Mello / President
(Name/Title)

SCHEDULE A-1

CONTROLLING PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF
QUELUZ HOLDINGS LIMITED

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Queluz Holdings Limited (“Queluz”) are set forth below.  If no business address is given, the director’s or officer’s business address is Av. Juscelino Kubitschek, 1726 – 6th floor, São Paulo, SP 04543-000, Brazil. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Queluz. All of the persons listed below are citizens of Brazil.

Name and Business Address	Present Principal Occupation Including Name and Address1 of Employer
Directors
Rubens Ometto Silveira Mello	Director and President
Burkhard Otto Cordes	Director and Vice President
Celso Renato Geraldin	Director and Vice President

Name and Business Address	Present Principal Occupation Including Name and Address1 of Employer
Executive Officers (Who Are Not Directors)
All Executive Officers are Directors.

1  Same address as director’ or officer’s business address except where indicated.

SCHEDULE A-2

CONTROLLING PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF
USINA BOM JESUS S/A AÇÚCAR E ÁLCOOL

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Usina Bom Jesus S/A Açúcar e Álcool (“Bom Jesus”) are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Bom Jesus. All of the persons listed below are citizens of Brazil.

Name and Business Address	Present Principal Occupation Including Name and Address1 of Employer
Directors
Rubens Ometto Silveira Mello	Director and President
Burkhard Otto Cordes	Director and Superintendent Officer
Celso Renato Geraldin	Director and Managing Officer

Name and Business Address	Present Principal Occupation Including Name and Address1 of Employer
Executive Officers (Who Are Not Directors)
All Executive Officers are Directors.

1  Same address as director’ or officer’s business address except where indicated.

SCHEDULE A-3

CONTROLLING PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF
CFV19 PARTICIPAÇÕES S/A

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of CFV19 Participações S/A (“CFV19”) are set forth below.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to CFV19. All of the persons listed below are citizens of Brazil.

Name and Business Address	Present Principal Occupation Including Name and Address1 of Employer
Directors
Isaltina Ometto Silveira Mello	Director and President
Celisa Silveira Mello Fagundes	Director and Executive Officer

Name and Business Address	Present Principal Occupation Including Name and Address1 of Employer
Executive Officers (Who Are Not Directors)
All Executive Officers are Directors.

1  Same address as director’ or officer’s business address except where indicated.

SCHEDULE A-4

CONTROLLING PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF
MSAL PARTICIPAÇÕES S/A

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of MSAL Participações S/A (“MSAL”) are set forth below.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to MSAL. All of the persons listed below are citizens of Brazil.

Name and Business Address	Present Principal Occupation Including Name and Address1 of Employer
Directors
Isaltina Ometto Silveira Mello	Director and President
Mara Silveira Mello Andrade Coutinho	Director and Executive Officer

Name and Business Address	Present Principal Occupation Including Name and Address1 of Employer
Executive Officers (Who Are Not Directors)
All Executive Officers are Directors.

1  Same address as director’ or officer’s business address except where indicated.

SCHEDULE A-5

CONTROLLING PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF
CERTO PARTICIPAÇÕES S/A

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Certo Participações S/A (“Certo”) are set forth below.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Certo. All of the persons listed below are citizens of Brazil.

Name and Business Address	Present Principal Occupation Including Name and Address1 of Employer
Directors
Isaltina Ometto Silveira Mello	Director and President
Celso Silveira Mello Filho	Director and Executive Officer

Name and Business Address	Present Principal Occupation Including Name and Address1 of Employer
Executive Officers (Who Are Not Directors)
All Executive Officers are Directors.

1  Same address as director’ or officer’s business address except where indicated.

SCHEDULE A-6

CONTROLLING PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF MSOR PARTICIPAÇÕES S/A

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of MSOR Participações S/A (“MSOR”) are set forth below.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to MSOR. All of the persons listed below are citizens of Brazil.

Name and Business Address	Present Principal Occupation Including Name and Address1 of Employer
Directors
Isaltina Ometto Silveira Mello	Director and President
Rubens Ometto Silveira Mello	Director and Executive Officer

Name and Business Address	Present Principal Occupation Including Name and Address1 of Employer
Executive Officers (Who Are Not Directors)
All Executive Officers are Directors.

1  Same address as director’ or officer’s business address except where indicated.

SCHEDULE B

TRANSACTIONS IN SHARES OF THE ISSUER SINCE OCTOBER 29, 2008

During the period from March 8, 2010 to June 8, 2010, CFV19 sold 150,000 Shares and MSAL sold 726,250 Shares in a series of open market transactions.